UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of	July	2015

Commission File Number	000-29338

CARDIOME PHARMA CORP.
(formerly NORTRAN PHARMACEUTICALS INC.)
(Translation of registrant’s name into English)

1441 Creekside Drive, 6th floor Vancouver, British Columbia, V6J 4S7, CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                                             Form 20-F                            Form 40-F                X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INCORPORATION BY REFERENCE

The following document is hereby filed with the Securities and Exchange Commission for the purpose of being and hereby is incorporated by reference as an exhibit to the Registration Statement on Form F-10 (File No. 333-205905) of Cardiome Pharma Corp.:

1.    Underwriting Agreement, dated July 29, 2015, among Cardiome Pharma Corp. and the underwriters listed therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARDIOME PHARMA CORP.
(Registrant)

Date: July 29, 2015	By:	/S/ JENNIFER ARCHIBALD
Name: Jennifer Archibald
Title: Chief Financial Officer

EXHIBIT INDEX

99.1	Underwriting Agreement, dated July 29, 2015, among Cardiome Pharma Corp. and the underwriters listed therein.